National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

March 10, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	National General Holdings Corp.

Application for Withdrawal of Registration Statement on Form S-1

(File No. 333-198273)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), National General Holdings Corp. (the “Registrant”) hereby submits to the Securities and Exchange Commission (the “Commission”) this application for withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-198273), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on August 20, 2014.

The Registrant determined not to pursue the public offering to which the Registration Statement relates due to market conditions prevailing at the time the filing was made.

The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at National General Holdings Corp., 59 Maiden Lane, 38th Floor, New York, NY 10038, with a copy to the Company’s counsel, Sidley Austin LLP, Attn: Samir A. Gandhi, 787 Seventh Avenue, New York, NY 10019.

If you have any questions with respect to this matter, please contact Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684.

Very truly yours,

NATIONAL GENERAL HOLDINGS CORP.

/s/ Jeffrey Weissmann
Jeffrey Weissmann
General Counsel and Secretary

cc: Samir A. Gandhi, Sidley Austin LLP